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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Lamonts Apparel, Inc.
                               (Name of Issuer)


                Class A Common Stock, par value $0.01 per share
               Class A Warrants to purchase Class A Common Stock
               Class B Warrants to purchase Class A Common Stock
                        (Title of Class of Securities)


                                   513628404
                                   513628131
                                   513628149
                                (CUSIP Numbers)


                             Debbie A. Brownfield
              12413 Willows Road N.E., Kirkland, Washington 98034
                                (425) 814-5700
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               December 23, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240-13d-1(f) or 240.13d-1(g), check the following box [_].



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===============================================================================

                                 SCHEDULE 13D
-----------------------------------------------
  CUSIP NOS. 513628404, 513628131 and 513628149
-----------------------------------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Troutman Investment Company
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
      (a) [_] Not applicable
      (b) [_] Not applicable
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      Not applicable
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Oregon
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                          SOLE VOTING POWER
                     7
     NUMBER OF            Class A Common Stock:    2,925,140 shares; 32.50%
                          Class A Warrants:        1,810,380 warrants; 82.17%
      SHARES              Class B Warrants:          581,181 warrants; 72.63%
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             - 0 -
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Class A Common Stock:    2,925,140 shares; 32.50%
                          Class A Warrants:        1,810,380 warrants; 82.17%
      PERSON              Class B Warrants:          581,181 warrants; 72.63%

       WITH

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                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          - 0 -
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Class A Common Stock:    2,925,140 shares
      Class A Warrants:        1,810,380 warrants
      Class B Warrants:          581,181 warrants
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]  Not applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Class A Common Stock:    32.50%
      Class A Warrants:        82.17%
      Class B Warrants:        72.63%
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      TYPE OF REPORTING PERSON*
14
      CO
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ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to Class A Common Stock, par value $0.01 per share, Class A Warrants to purchase Class A Common Stock and Class B Warrants to purchase Class A Common Stock of Lamonts Apparel, Inc., a Delaware corporation (the Issuer). The Issuer's principal executive offices are located at 12413 Willows Road N.E., Kirkland, Washington 98034.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) The name of the person filing this Schedule 13D is Troutman Investment Company (Troutman).

     (b) The address of Troutman's principal office is 86776 McVay Highway, Eugene, Oregon 97405.

     (c) Troutman's principal business is the operation of retail stores selling fashion apparel and home and fashion accessories.

     (d) Not applicable.

     (e) Not applicable.

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     (f) Troutman is an Oregon corporation.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The total consideration for Troutman's acquisition of the Issuer's Class A Common Stock, Class A Warrants and Class B Warrants was $1,755,084.00 and the source was Troutman's working capital.

ITEM 4.   PURPOSE OF TRANSACTION.

     Troutman may acquire up to an additional 5% of the outstanding shares of the Issuer's Class A Common Stock in private transactions with existing shareholders of the Issuer. Troutman acquired the shares and warrants reported in this Schedule 13D, and may acquire the additional shares, with the intent of entering into discussions with the Issuer regarding a possible merger of the two companies.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Troutman owns the following securities of the Issuer: (i) 2,925,140 shares of Class A Common Stock, which constitute 32.50% of the outstanding shares; (ii) Class A Warrants to purchase 1,810,380 shares of Class A Common Stock, which constitute 82.17% of the outstanding Class A Warrants; and (iii) Class B Warrants to purchase 581,181 shares of Class A Common Stock, which constitute 72.63% of the outstanding Class B Warrants.

     The Class A Warrants are exercisable, in whole or in part, on the first date on which the Aggregate Equity Trading Value (as defined below) equals or exceeds $20 million. The Class B Warrants are exercisable, in whole or in part, on the first date on which the Aggregate Equity Trading Value equals or exceeds $25 million. "Aggregate Equity Trading Value" means, as of any date, the product of (a) either (i) if the Common Stock is listed on any national securities exchange or quoted on a national quotation system, the average of the daily closing prices of the Common Stock for the five trading days immediately preceding that date, or (ii) if the Common Stock is not so listed or quoted, the fair market value per share of the Common Stock determined in good faith by the Issuer's board of directors as of a date within 30 days of that date, multiplied by (b) the total number of issued and outstanding shares of Common Stock as of that date (assuming, for purposes of determining that number of shares, the exercise in full of all in-the-money options outstanding on that date to purchase shares of Common Stock and the exercise of all Class B Warrants that are exercisable as of that date).

     If all the Class A Warrants and Class B Warrants were exercised, Troutman would own a total of 5,316,701 shares of Class A Common Stock, or 59.07% of the outstanding shares. Troutman does not expect the warrants to be exercised within the next 60 days.

     (b) Troutman has sole voting and dispositive power with respect to all 2,925,140 shares of Class A Common Stock, 1,810,380 Class A Warrants and 581,181 Class B Warrants. Troutman does not share voting or dispositive power with respect to any of the shares or warrants.

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     (c) Troutman acquired the shares and warrants covered by this Schedule 13D on December 23, 1998. The price per share for the Class A Common Stock was $0.5918. The price per warrant for the Class A Warrants and Class B Warrants was $0.01. The acquisition was effected pursuant to a Stock Purchase Agreement between Troutman and various shareholders of the Issuer.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Troutman expects to enter into an agreement with the Issuer in which Troutman will agree not to acquire any securities of the Issuer, other than the 5% of shares referenced in Item 4 above, not to attempt to effect any changes in management of the Issuer and not to take any other action with respect to the Issuer while the parties are engaged in merger discussions.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1) Not applicable.

     (2) Not applicable.

     (3) Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: January 4, 1999.


                              TROUTMAN INVESTMENT COMPANY

                              By: /s/ JOSEPH V. SNEDDON
                                 -----------------------------------------------
                                 Name:  Joseph V. Sneddon
                                       _________________________________________
                                 Title: Secretary
                                       _________________________________________

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